Exhibit 12.81

DTE Energy Company
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(In millions)
Earnings:
Pretax earnings	$1,287	$1,105	$950	$1,275	$922
Adjustments to earnings(a)	(19)	23	(3)	(15)	(26)
Fixed charges	561	493	473	453	461
Net earnings	$1,829	$1,621	$1,420	$1,713	$1,357

Fixed Charges:
Interest expense(b)	$531	$468	$446	$424	$432
Adjustments to fixed charges(c)	30	25	27	29	29
Fixed charges	$561	$493	$473	$453	$461

Ratio of earnings to fixed charges	3.26	3.29	3.00	3.78	2.94
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(a)	Adjustments include the removal of the impact of earnings from non-consolidated entities and the inclusion of capitalized interest costs.

(b)	Includes interest on uncertain tax positions.

(c)	Adjustments include the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined and capitalized interest costs.